Exhibit 99.1

Cellectis Wins Patent Challenge in Europe for a Method Using CRISPR-Cas9 for Gene Editing in T-Cells

European Patent EP3004337 Upheld by the EPO in Favor of Cellectis, Refers to the Method of Preparing T-Cells for Immunotherapy Using the RNA-Guided CRISPR-Cas9 Nuclease System

NEW YORK--(BUSINESS WIRE)--November 20, 2019--Regulatory News:

Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced that European Patent EP3004337, which claims a method of preparing T-cells for immunotherapy using the CRISPR-Cas9 system, initially granted on August 2, 2017, has been upheld by the European Patent Office (EPO) following an opposition procedure initiated in May 2018.

European Patent EP3004337 claims a method of genetically modifying T-cells by introduction into the cells and/or expression in the cells of an RNA-guided endonuclease, and a specific guide RNA that directs an endonuclease to at least one targeted locus in the T-cell genome, where it is expressed from transfected mRNA and guide RNA is expressed in the cells as a transcript from a DNA vector. The patent also covers the expansion phase of the resulting cells in vitro.

The inventors of this patent are Dr. André Choulika, Chairman and CEO, Cellectis, Dr. Philippe Duchateau, Chief Scientific Officer, Cellectis and Dr. Laurent Poirot, VP, Immunology Department, Cellectis.

To date, the upheld patent has a validity period extended to 2034.

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 19 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its proprietary gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL), multiple myeloma (MM), Hodgkin lymphoma (HL) and non-Hodgkin lymphoma (NHL).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2018 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com